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                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                 SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 4 )1


                       Motorcar Parts & Accessories, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   620071 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]   Rule 13d-1(b)
   [ ]   Rule 13d-1(c)
   [X]   Rule 13d-1(d)



----------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
                               Page 1 of 5 pages

CUSIP No. 620071 10 0                  13G                     Page 2 of 5 Pages
          ------------                                             ---  ---


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Richard Marks

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                  (b) [ ]

                       N/A

    3       SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA

      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                     284,123
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH               6      SHARED VOTING POWER

                                      142,857

                            7      SOLE DISPOSITIVE POWER

                                      284,123

                            8      SHARED DISPOSITIVE POWER

                                      142,857

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  426,980

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [X]


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  6.6%

12      TYPE OF REPORTING PERSON*

                   IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1745 (2-95)
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





CUSIP No. 620071 10 0                 13G                      Page 3 of 5 Pages
          -----------                                              ---  ---


                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13G



Item 1(a).    Name of Issuer:

              Motorcar Parts & Accessories, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              2727 Maricopa Street
              Torrance, CA 90503

Item 2(a).    Name of Person Filing:

              Richard Marks

Item 2(b).    Address of Principal Business Office or, if None, Residence:

              c/o Motorcar Parts & Accessories, Inc.
              2727 Maricopa Street
              Torrance, CA 90503

Item 2(c).    Citizenship:

              United States

Item 2(d).    Title of Class of Securities:

              Common Stock, $.01 par value

Item 2(e).    CUSIP Number:

              620071 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              Not Applicable


SEC 1745 (2-95)
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




CUSIP No. 620071 10 0                 13G                      Page 4 of 5 Pages
          -----------                                              ---  ---

Item 4.     Ownership.  As of December 31, 1998:

            (a) Amount  beneficially  owned:  426,980  shares of  Common  Stock.
                Includes 142,857 shares of Common Stock beneficially owned by Mr. Marks as a co-trustee of a trust for the benefit of himself and his child. Also includes 6,000 shares held by his son, of which Mr. Marks is custodian, and 50,000 shares subject to a stock option that Mr. Marks has the right to acquire beneficial ownership of within 60 days. The amount does not include 6,000 shares held by his wife, and 5,586 shares held by his son, of which Mr. Marks' wife is custodian. Mr. Marks disclaims beneficial ownership with respect to all shares held by his wife and son.

            (b) Percent of class: 6.6%

            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or direct the vote:      284,123

                (ii)  Shared power to vote or direct the vote:    142,857

                (iii) Sole power to dispose or direct the disposition of:
                      284,123

                (iv)  Shared power to dispose or direct the disposition of:
                      142,857

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being reported on by the Parent Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable


SEC 1745 (2-95)
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



CUSIP No. 620071 10 0                  13G                     Page 5 of 5 Pages
          -----------                                              ---  ---


Item 10.    Certification.

            Not Applicable



                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                          February 10, 1999
                                                       -------------------------
                                                                (Date)

                                                       /s/  Richard Marks
                                                       -------------------------
                                                             (Signature)

                                                       Richard Marks/ President
                                                       -------------------------
                                                             (Name/Title)


                               Page 5 of 5 pages

SEC 1745 (2-95)